EXHIBIT 12
JOHNSON & JOHNSON AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
(Dollars in Millions)

	December 31, 2017	January 1, 2017	January 3, 2016	December 28, 2014	December 29, 2013
Determination of Earnings:
Earnings Before Provision for Taxes on Income	$17,673	$19,803	$19,196	$20,563	$15,471
Fixed Charges, less Capitalized Interest	1,058	836	657	647	603
Total Earnings as Defined	$18,731	$20,639	$19,853	$21,210	$16,074
Fixed Charges:
Estimated Interest Portion of Rent Expense	124	110	105	114	121
Interest Expense before Capitalization of Interest	1,028	828	654	648	587
Total Fixed Charges	$1,152	$938	$759	$762	$708
Ratio of Earnings to Fixed Charges	16.26	22.00	26.16	27.83	22.70

(1)
The ratio of earnings to fixed charges is computed by dividing the sum of earnings before provision for taxes on income and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.